

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2006

Mr. Charles M. Stivers
Chief Financial Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, TN 37756

> **Re:** **Miller Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2005**
> **Filed August 30, 2005**
> **File No. 033-02249-FW**

Dear Mr. Stivers:

We have reviewed your Form 10-KSB for the Fiscal Year Ended April 30, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Description of Business, page 4

Oil and Gas Reserve Analyses, page 7

1.   We note that you include within your filing a measure for PV(10), which we
        consider to be a non-GAAP measure. As such, please provide all disclosures
        required by Item 10(e) of Regulation S-K. The disclosures should include a
        reconciliation to the most direct comparable GAAP financial measure, which
        would be the standardized measure of discounted future net cash flows relating to
        proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Management's Discussion and Analysis, page 19

2.   Please enhance your MD&A disclosures to address the following:

        a) We note that you disposed of a drilling rig that caused a decrease in service
           and drilling revenue of approximately $977 thousand and that proceeds on the
           sale of equipment were $187 thousand. Please discuss and analyze the
           reasons why you disposed of the drilling rig and provide indicative value of
           the disposal on your future operating performance;

        b) We note that your cash flows from operations decreased between fiscal year
           2004 and fiscal year 2005. Please discuss and analyze the known trends,
           events or uncertainties that have or are reasonably likely to have a material
           impact on your short-term or long-term liquidity; and

        c) We note on page 43 that you have drilled wells on four properties but certain
           facilities must be installed before actual gas production will be able to
           commence. Please enhance your liquidity discussion and analysis to identify
           and explain the impact of expected changes in production volumes and the
           timing of when those volumes will be produced on the amount and timing of
           future cash flows.

        Refer to FRC Sections 501.12 – 501.13 for further guidance.

Consolidated Financial Statements, page 22

Report of Independent Registered Accounting Firm, page 23

3.   We note that your audit opinion contained no explanatory paragraph describing
        uncertainty about your ability to continue as a going concern. We further note
        that you had a working capital balance of negative $166 thousand as of April 30,
        2005, and recorded net losses in each of the past two fiscal years. Please tell us
        how you support your ability to continue as a going concern in light of your
        working capital balance, past operating performance and future cash
        requirements.

4.   Please include an explanatory paragraph to refer to the retroactive restatement of
        the financial statements for the year ended April 30, 2004. Refer to paragraph 18
        of AU 508 for additional guidance. Additionally, please label, "as restated," the
        columns of your consolidated financial statements that have been impacted by the
        restatement.

Consolidated Statements of Operations, page 26

5.   Please present cost of sales separately by the same classifications in which you
        present revenues. Refer to Regulation S-X Rule 5-03(b)2. for additional
        guidance.

Note 1 – Summary of Significant Accounting Policies, page 29

Note h. – Revenue Recognition, page 31

6.   Please expand your disclosure to include your policy for the recognition of
        service and drilling revenues and retail sales revenues.

Note 6 – Long-Term Debt and Subsequent Event, page 37

7.   Please tell us how you accounted for the debt conversion feature associated with
        the convertible promissory notes issued on May 9, 2005. While conventional
        convertible debt typically qualifies for the scope exception in paragraph 11(a) of
        FAS 133, the debentures are convertible into a variable number of shares (at the
        rate of the lesser of $1.50 per share or the price of common stock issued to
        investors in a planned equity offering). Thus, the debt is not conventionally
        convertible and does not appear to qualify for the scope exception from the
        provisions of FAS 133. As such, it appears the debt conversion feature should be
        bifurcated from the host contract (the debt) and accounted for as a derivative at
        fair value, with changes in fair value recorded in earnings. For additional

guidance, refer to Section II. B. 2. of Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Engineering Comments

Description of Business, page 4

Oil and Gas Leases, page 4

8.   Please revise your disclosure concerning the joint venture in Roane County to not imply that seismic studies conclusively reveal oil and gas reserves. Seismic studies may display hydrocarbon indicators but they do not conclusively determine if reserves are present or, if present, they are present in economic quantities.

Lease and Royalty Terms, page 5

Harriman Prospect Joint Venture, page 6

9.   Please revise your disclosure to remove the reference to 2 BCF of reserves in wells in the Swan Creek field. Reserve estimates in the early development of a field are usually not reliable.

Oil and Gas Reserve Analysis, page 7

10.   Please remove the reference to the gross oil and gas reserves in the reserve report prepared by NSAI dated April 30, 2005. You should only disclose reserves net to your interest.

11.   Please remove the statement that reserve analyses are at best speculative. You should be reasonably certain of recovering the estimates that you classify in your filing as proved. If you are not reasonably certain of recovering any portion of your proved reserve estimates you should remove them from the proved category and not disclose them as proved.

Business Strategy: Growth through the Drillbit, page 8

12.   Please remove the disclosure that the USGS estimates the Appalachia has more than 70 TCF of undiscovered gas resources.   You may only disclose proved reserves that are net to your interest. Also, unless you can substantiate the claim, remove the statement that this area has grown its reserves and production faster than any other region, other than the Rockies.

13.   You state that you rely on advanced technologies, including 3-D seismic. This technology has become common place in the industry and it does not appear warranted to describe it as advanced. Please remove this from the disclosure.

Risk Factors, page 14

Our Current Petroleum Engineering Report……, page 15

14.   You state that the reduction in reserves estimates results from the application by NSAI of more conservative analytical practices and procedures. Provide us the principal examples of these more conservative practices and procedures that NSAI applied and the percentage of reserve reduction that each practice represented.

Management's Discussion and Analysis or Plan of Operation, page 19

15.   You state that the investor confidence inspired by the association with NSAI will override the significance of the reserve decrease.   Unless you are able to support this with factual evidence, please remove this from the filing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Ryan Milne
       Ms. April Sifford
       Mr. Jim Murphy